Exhibit 4.6

RR Media Ltd.

Amendment No. 4 to 2006 Israel Equity Incentive Plan
Adopted January 28, 2015

The RR Media Ltd. 2006 Israel Equity Incentive Plan (the "Plan") is hereby amended as follows (the "Amendment"):

1.	Section 7 of the Plan shall be deleted in its entirety and replaced with the following:

“Term of Plan. The Plan will become effective upon its adoption by the Board and will remain in effect until terminated pursuant to Section 20 of the Plan.”

2.	Section 18(c) of the Plan shall be amended by adding the following new subsection (iii) after the conclusion of subsection (ii):

 “For the avoidance of any doubt, in the event any Award Agreement provides that an Award shall be subject to different terms and conditions upon a Change of Control than those set forth in subsections (i) or (ii) above, the terms and conditions set forth in the Award Agreement shall prevail.”

3.	Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.